SEC File No. 70-8369





                 SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D. C.  20549








                      CERTIFICATE PURSUANT TO

                              RULE 24

                      OF PARTIAL COMPLETION OF

                            TRANSACTIONS







                  ENERGY INITIATIVES, INC. ("EI")
            GENERAL PUBLIC UTILITIES CORPORATION ("GPU")
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                 SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549

 ________________________________________
                                         :
           In the Matter of              :
                                         :
 ENERGY INITIATIVES, INC.,               :
 GENERAL PUBLIC UTILITIES CORPORATION,   :  Certificate Pursuant
                                         :  to Rule 24 of Partial
           SEC File No. 70-8369          :  Completion of
 (Public Utility Holding Company Act     :  Transactions
   of 1935)                              :
 ________________________________________:


 TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:



           The  undersigned, Energy  Initiatives, Inc.  ("EI") and

 General Public Utilities Corporation  ("GPU"), do hereby certify,

 pursuant  to Rule 24 of  the General Rules  and Regulations under the  Public Utility Holding Company Act of 1935 (the "Act"), that certain  of  the transactions  proposed  in  the Application,  as amended,  filed in SEC File No. 70-8369, have been carried out in accordance with the terms and conditions of, and for the purposes requested in,  said Application and pursuant  to the Commission's

 Order dated  May 17, 1994, and Supplemental Orders dated December

 1,  1994 and September 15, 1995, with respect to said Application as follows:



           During the  period July  1, 1995 through  September 30,

 1995,  the  following  borrowings   and  letter  of  credit  were

 outstanding under the Credit Agreement,  dated as of December 12,

 1994, among EI, the  banks named therein, and Citibank,  N.A., as

 Agent.

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      a.   Borrowings.  On July  27, 1995, a $15,000,000 borrowing

 was extended to EI. The borrowing bears interest at 6.375 percent per annum, which is based  on the LIBOR at July 27, 1995, plus 50 basis points, and  matures on October  31, 1995. The  $15,000,000 borrowing  was  used  by  EI  to  provide partial  financing  for

 Guaracachi  America, Inc.'s,  (a subsidiary  of EI  Power, Inc.),

 investment in Empresa Guaracachi, S.A..

      On  July  31,  1995,  the  maturity  date  of  a  $2,500,000 borrowing, originally scheduled  to mature on July  31, 1995, was

 extended  to October 31, 1995.   The borrowing  bears interest at

 6.375 percent  per annum, which is based on the LIBOR at July 31,

 1995, plus 50 basis points.  The $2,500,000 borrowing was used as

 follows:     $2,000,000  for  an  investment   in  Polsky  Energy

 Corporation (see  Order  dated September  7, 1993,  HCAR No.  35-

 25876), and $500,000 for working capital requirements.

      The  three borrowings  listed  below were  used for  working capital needs:

      (1)  On  August  2,  1995,  a borrowing  in  the  amount  of

 $500,000 was  extended to  EI.  The borrowing  bears interest  at

 6.375 percent per annum, which is based on the LIBOR at August 2,

 1995, plus 50 basis points, and was repaid on October 5, 1995.

      (2)  On August  16,  1995,  a borrowing  in  the  amount  of

 $500,000 was extended  to EI.   The borrowing  bears interest  at

 6.3125  percent per annum, which is based  on the LIBOR at August

 21, 1995, plus 50 basis points, and matures on October 19, 1995.

      (3)  On  September  28,  1995,  a  $600,000  borrowing   was

 extended to EI.  The borrowing bears interest at 8.75 percent per

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 annum, which is based  on the Prime  Rate at September 28,  1995,

 and was repaid on October 2, 1995.

           b.   Letter  of Credit.  On August 7, 1995, a letter of

 credit in the face  amount of $7,000,000 was issued.   The letter

 of  credit carries a fee  equal to 1/2 of  1 percent per annum of the face amount, plus a .10 percent fronting fee,  and expires on

 August 7, 1996. The purpose of the letter of credit is to support

 EI's  commitment  to construct  a  300  MW cogeneration  facility pursuant to its Power Sales Agreement with Georgia Power Company.

      In addition, the  letters of  credit in the  face amount  of

 $2,000,000 and  $3,000,000 issued in  the second quarter  of 1995 were cancelled on August 14, 1995.

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                             SIGNATURE



      PURSUANT TO  THE REQUIREMENTS OF THE  PUBLIC UTILITY HOLDING

 COMPANY  ACT OF 1935, THE  UNDERSIGNED COMPANIES HAVE CAUSED THIS

 STATEMENT  TO  BE  SIGNED  ON  THEIR  BEHALF BY  THE  UNDERSIGNED

 THEREUNTO DULY AUTHORIZED.

                               ENERGY INITIATIVES, INC.


                               By:_________________________
                                  B. L. Levy, President



                               GENERAL       PUBLIC      UTILITIES
 CORPORATION


                               By:________________________________
                                  T. G. Howson, Vice President
                                  and Treasurer


 Dated: October 10,  1995
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